Gary R. Henrie

Attorney at Law

8275 S. Eastern Ave., Suite 200 Las Vegas, NV 89123	Telephone: 702-616-3093 Facsimile: 435-753-2947 E-mail: gary@grhlaw.net

November 30, 2006

Via EDGAR

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Mr. Scott Stringer

Ms. Donna DiSilvio

Mr. Michael Moran

Branch Chief

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549-0404

Re:	Inverted Paradigms Corporation

Form 10-KSB for the calendar year ended December 31, 2005

Filed March 30, 2006

Form 10-QSB for the quarter ended March 31, 2006

Filed May 15, 2006

File No. 000-27131

Dear Ladies and Gentlemen:

As outside counsel to Inverted Paradigms Corporation, we have prepared this letter with management and the Company’s outside auditors in response to the staff’s comment letter dated October 13, 2006, regarding the matters listed above. The staff’s comments are reproduced below in bold italics and followed by the Company’s response. Also, in response to your comments we will file the requested amendments to the appropriate annual and quarterly filings of the Company and will appropriately respond to all comments in future annual and quarterly filings.

General

1.

We note your response to prior comments 5 and 11. SFAS 123(R) paragraph 7 states “if the fair value of the goods or service received in a share-based payment transaction with nonemployees is more reliably measurable that the fair value of the equity instrument issued, the fair value of the goods or services received shall be used to measure the transaction. Please explain how you concluded the issuance of 10,000,000 shares of common stock, in January 2006, for the purchase of Silent Sword, valued at $150,000, is a more reliable measure that the market price at the grant date for the 75,000 shares of stock issued as an additional incentive for the $250,000 loan in March 2006. Also, please advise us of the facts and/or circumstances that have occurred subsequent to November 2005 and the purchase of the software resulting in the decline in the value of your stock.

Response:

A charge had originally been recorded for $1,125 in the financial statements related to the 75,000 shares of common stock issued as an additional incentive for the $250,000 loan in March 2006. However, in light of the SEC’s comments, we will amend the March 31, 2006 Form 10-QSB accordingly with the following disclosure:

Secured Promissory Note. On March 9, 2006, we sold in a private placement, a secured promissory note in the amount of $250,000 to a stockholder (the “March 2006 Loan”). Interest accrues on the outstanding principal balance of the March 2006 Loan from and after March 6, 2006 at a rate of 11% per annum. At maturity, October 31, 2006, in addition to the payment of principal and accrued interest, we will deliver as additional incentive for making the loan, 75,000 shares of our common stock. The common stock is considered restricted securities as defined by the Securities Act of 1933, as amended. The fair value of these shares is valued at $13,500 and will be amortized over the life of the March 2006 Loan. For the three months ended March 31, 2006, $1,688 has been expensed, with the unamortized portion of $11,812 included in current assets in the accompanying consolidated balance sheet.

Also, as part of this transaction, the broker acquired a warrant as compensation, issued by the Company, to purchase 50,000 shares of common stock at $0.50 per share and the warrant was exercisable at issuance. The fair value of the warrant amounts to $5,400 based on the Black-Scholes pricing model and will be amortized over the life of the loan. The Company used the following assumptions in determining this value:

Risk-free rate	5%
Expected life	3 years
Volatility	121%
Dividend yield	0%

In addition, $675 has been amortized during the three months ended March 31, 2006.

With regard to the facts and/or circumstances that have occurred subsequent to November 2005 and the purchase of the software resulting in the decline in the value of our stock, we are not aware of any facts and/or circumstances that have occurred that would result in the decline in the value of our stock other than the fact that since November 2005, certain shares of the Company’s 144 stock have aged sufficiently to be sold into the market. We believe that many such shares have been sold into the market which may have had some effect in depressing the market price. We also note that to date we have not achieved revenues from sales of the software.

Note 8 – Income Taxes, page F-12

2.	We note your response to our prior comment 6. Please include your response in your amended filings.

Response:

The Company’s amended filings will include our response to prior comment 6.

In connection with the foregoing responses, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie